Exhibit 99.1

DiDi Announces Cybersecurity Review in China

BEIJING, July 2, 2021  —  DiDi Global Inc. (“DiDi” or the “Company”) (NYSE: DIDI), the world’s leading mobility technology platform, today announced that pursuant to the announcement posted by the PRC’s Cyberspace Administration Office on July 2, 2021, DiDi is subject to cybersecurity review by the authority. During the review, DiDi is required to suspend new user registration in China.

DiDi will fully cooperate with the PRC government authority during the review.  It plans to conduct a comprehensive examination of cybersecurity risks and continue to improve on its cybersecurity systems and technology capabilities.

Apart from the suspension of new user registration in China, DiDi maintains normal operation.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and Africa, as well as in Central Asia and Russia, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communication Team
Email: globalpr@didiglobal.com